Amendment No. 3 To Merger Agreement

Dated February 23, 2018

This Amendment No. 3 to Merger Agreement (this “Amendment”) is entered into as of the date first set forth above, by and between ZIVARO Holdings, Inc., a Delaware corporation formally named AG Acquisition Group, Inc. (the “Parent”), AG-GT Merger Sub, Inc., a Colorado corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Global Technology Resources, Inc., a Colorado corporation (the “Company”) and Gregory Byles, as representative of the Shareholders (as defined below) of the Company hereunder (the “Shareholders’ Representative”).

WHEREAS, Parent, Merger Sub, the Company, Shareholders’ Representative and the Shareholders are parties to that certain Merger Agreement, dated as of October 23, 2017, as amended on December 30, 2017 and January 26, 2018 (as so amended, the “Original Agreement”) and now wish to amend the Original Agreement as set forth herein; and

WHEREAS, Pursuant to Section 9.09 of the Original Agreement, the Shareholders’ Representative may bind the Shareholders of the Company to an amendment of the Original Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Amendment. Pursuant to Section 9.09 of the Original Agreement, the Original Agreement is hereby amended as follows:

(a)	Section 2.07(a) of the Original Agreement is hereby amended in its entirety to provide as follows:

(a) The sum of Two Million and 00/100 Dollars ($2,000,000.00) (the “Cash Consideration”); and

(b)	Section 2.07(c) of the Original Agreement is hereby amended in its entirety to provide as follows:

(c) The Parties acknowledge and agree that the Equity Consideration shall be paid at the Closing and that the Cash Consideration shall be paid at the Closing or as soon as reasonably practicable thereafter, and may be paid in one or more tranches, but shall be paid in full no later than March 31, 2018. The Cash Consideration will be paid by wire transfer of immediately available funds to Shareholders’ Representative pursuant to written wire instructions delivered to Parent by Shareholders’ Representative.

(c)	Section 2.08 of the Original Agreement is hereby amended to revise the reference to “Section 2.07(a)(i)” therein to be a reference to “Section 2.07(a)”.

(d)	Section 2.16(a)(ix) of the Original Agreement is hereby amended in its entirety to provide as follows:

(ix)	[intentionally omitted];

(e)	Section 2.16(b)(i) of the Original Agreement is hereby amended in its entirety to provide as follows:

(i)	subject to Section 2.07(c), the Cash Consideration;

(f)	Section 5.01(b) of the Original Agreement is hereby amended in its entirety to provide as follows:

“(b) Following the Effective Date, Parent shall conduct a private placement (the “Preferred Offering”) of no more than 2,000,000 shares (“Preferred Offering Shares”) of Parent Series A Preferred Stock under Rule 506(c) of Regulation D under the Securities Act at a price per share of not less than $5.50. The Parties acknowledge that the placement agent for the Preferred Offering shall be paid commissions and expenses as determined by the officers of Parent in connection with the sale of the Preferred Offering Shares. If the conditions stated in Section 6.01(h) and Section 6.02(f) have been met or have been waived by Parent and Shareholders’ Representative, Parent will have the right to sell all unsold Preferred Offering Shares after the Closing on the same terms as the sales that occurred before the Closing, other than the sales price per share thereof, which may be equal to or higher than $5.50 per share.”;

(g)	Section 5.01(d) of the Original Agreement is hereby amended in its entirety to provide as follows:

“(d) The Parent shall issue 739,522 shares of Parent Common Stock to National Community Development Fund I, LLC (“NCDF”) or its designees, in return for consideration of the provision of services to Parent.”

(h)	The number “2,000,000” in Section 5.01(e) of the Original Agreement is hereby amended to read “1,500,000”.

(i)	Section 4.03(f) of the Original Agreement is hereby amended in its entirety to provide as follows:

“(f) As of the Closing Date, except for Parent Series A Preferred Stock as contemplated by Section 5.01(a) and any warrants or other securities that may be issued to the placement agent in connection with the Preferred Offering, Parent shall not have any outstanding options, warrants or other securities convertible into Parent Common Stock.”

(j)	Section 6.01(h) of the Original Agreement is hereby amended in its entirety to provide as follows:

“(h) Parent shall have received binding commitments from third-party investors in the Preferred Offering or shall have obtained one or more binding commitments from lenders to Parent, so as to provide to Parent a total amount of at least $3,500,000.”

(k)	Section 6.02(f) of the Original Agreement is hereby amended in its entirety to provide as follows:

“(h) Parent shall have received binding commitments from third-party investors in the Preferred Offering or shall have obtained one or more binding commitments from lenders to Parent, so as to provide to Parent a total amount of at least $3,500,000.”

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(l)	The date “February 28, 2018” in Section 7.03(f) of the Original Agreement is hereby amended to read “March 9, 2018”.

2.	Miscellaneous.

(a)	Defined terms used herein without definition shall have the meaning given to them in the Original Agreement.

(b)	This Amendment and the rights and obligations of the parties hereto shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without application of the conflicts of laws provisions thereof.

(c)	This Amendment shall be deemed part of, but shall take precedence over and supersede any provisions to the contrary contained in the Original Agreement. Except as specifically modified hereby, all of the provisions of the Original Agreement, which are not in conflict with the terms of this Amendment, shall remain in full force and effect.

(d)	This Amendment may be executed in any number of counterparts and by the parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. A signed copy of this Amendment delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Amendment.

[Signatures appear on following page]

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective officers hereunto duly authorized on the date first above written.

ZIVARO Holdings, Inc.

By:	/s/ Howard Gostfrand
Name:	Howard Gostfrand
Title:	Chief Executive Officer

AG-GT Merger Sub, Inc.

By:	/s/ Laura Anthony
Name:	Laura Anthony
Title:	Chief Executive Officer

Global Technology Resources, Inc.

By:	/s/ Gregory Byles
Name:	Gregory Byles
Title:	Chief Executive Officer

SHAREHOLDERS’ REPRESENTATIVE:

By:	/s/ Gregory Byles
Name: Gregory Byles

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